UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 29, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Regarding the recording of gain from the transfer of a fixed asset

Tokyo, October 29, 2020 – NEC Corporation (NEC; TSE: 6701) resolved at the board of directors meeting held on October 29, 2020 to conclude a transfer and lease (sale and leaseback) contract with Hulic Co., Ltd. (“Hulic”) regarding the land of the Sagamihara Plant owned by NEC. As a result, NEC expects to record a gain from the transfer in the financial statements for the fiscal year ending March 31, 2021.

1.	About the transfer

In recent years at the Sagamihara Plant, the usage ratio by companies outside of the NEC Group has increased and the usage pattern has changed significantly, making it necessary to review how the business site should be operated. Under these circumstances, in order to effectively utilize management resources and strengthen its financial position, NEC reviewed this asset and decided to transfer it. For the time being, through the leaseback, business conducted at NEC’s Sagamihara Plant will continue as before.

2.	Asset summary

Asset Name and Location	Gain on Transfer	Current Status
Sagamihara Plant (Sagamihara-shi, Kanagawa, Japan)	Approximately 16.0 billion yen (consolidated)	In use as a manufacturing base, etc.

Land: 138,877 m2 (according to public records)	Approximately 31.0 billion yen (non-consolidated)

*	Transfer price and book value will not be disclosed based on an agreement between NEC and Hulic.
*	The gain on transfer is an approximate amount obtained by deducting the book value and estimated amounts of expenses related to the transfer from the transfer price.

3.	Overview of Hulic

(1)	Corporate Name	Hulic Co., Ltd.

(2)	Head Office	7-3, Nihonbashi Odenmacho, Chuo-ku, Tokyo

(3)	Representative	Manabu Yoshidome, President, Representative Director

(4)	Scope of Business	Real estate holding, leasing, sales and brokerage

(5)	Stated Capital	62.718 billion yen

(6)	Date of Incorporation	March 1957

(7)	Net Assets	461.707 billion yen

(8)	Total Assets	1,959.973 billion yen

(9)	Major Shareholders and Ownership Ratios

Meiji Yasuda Life Insurance Company

Sompo Japan Insurance Inc.

Tokyo Tatemono Co., Ltd.

Fuyo General Lease Co., Ltd.

Yasuda Real Estate Co., Ltd.

Oki Electric Industry Co., Ltd.

Yasuda Logistics Corporation

Mizuho Capital Co., Ltd.

Taisei Corporation

Tokio Marine & Nichido Fire Insurance Co., Ltd.

7.07% 6.57% 6.22% 6.04% 4.57% 4.40% 4.22% 3.79% 3.33% 3.31%

(10)	Relationship with NEC	Capital	N/A
		Personnel	N/A
		Trading	N/A
		Relationship between NEC and Hulic’s affiliates or directors	N/A

4.	Transfer and lease dates

(1)	Board of Directors Resolution Date	October 29, 2020

(2)	Contract Date	October 30, 2020 (provisional)

(3)	Delivery Date	October 30, 2020 (provisional)

(4)	Lease Start Date	October 30, 2020 (provisional)

5.	Future outlook

Following the transfer of the fixed asset, NEC expects to record approximately 16.0 billion yen in operating income in the consolidated financial statements for the fiscal year ending March 31, 2021. In addition, NEC expects to record approximately 31.0 billion yen as extraordinary income in the non-consolidated financial statements for the fiscal year ending March 31, 2021. In terms of the consolidated outlook for the fiscal year ending March 31, 2021, if changes are necessary, they will be disclosed as soon as they are finalized.

Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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